Exhibit 99.1

Mogo to Present at Needham Emerging Technology Conference

Vancouver, British Columbia, May 11, 2018 – Mogo Finance Technology Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced that it will be presenting at the Needham Emerging Technology Conference, which is being held May 15-16, 2018 in New York City.

Greg Feller, President and CFO of Mogo, will discuss the Company’s technology platform, products, and strategy to become the go-to financial app for millennials in Canada. Mogo is scheduled to present on May 16, 2018 at 2:20 p.m. (ET). Mogo management is also available to participate in one-on-one meetings with investors who are registered to attend the conference.

About Mogo

Mogo — a Vancouver-based financial technology company — is focused on building one of the “go-to” finance apps for millennials in Canada. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to 6 products including free credit score monitoring, the MogoCrypto account which enables buying and selling of bitcoin, identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages, and personal loans. The platform is engineered to deliver multiple financial products at scale through one account and enable the rapid launch of new features and products. With more than 600,000 members and growing, Mogo continues to empower consumers with simple solutions to help them improve their financial health. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954